[Letterhead of Sutherland Asbill & Brennan LLP]

August 1, 2006

John	Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marathon Acquisition Corp. – Registration Statement on Form S-1 filed on May 12, 2006
(File No. 333-134078), as amended on June 29, 2006 (the “Registration Statement”)

Dear Mr. Reynolds:

On behalf of Marathon Acquisition Corp. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

We are filing Amendment No. 2 in response to your letter dated July 28, 2006, which sets forth the comments of the staff (the “Staff”) of the Division of Corporation Finance on the Company’s Registration Statement. The Staff’s comments are set forth below and are numbered to correspond to their ordering in your letter. Each of the Staff’s comments is followed by the Company’s response.

General

1.	Comment:

We note that a number of the exhibits to the registration statement, in particular the various forms of securities, the underwriting agreement and the legal opinion, have yet to be filed. Please note that the staff will need the opportunity to review and comment as necessary on such exhibits. Therefore, the staff requests that all such exhibits be filed with the next amendment.

August 1, 2006

Response: Please be advised that all of the exhibits, with the exception of certain agreements that remain subject to further negotiation, have been filed with Amendment No. 2. The Company intends to file any remaining agreements relating to the Company’s proposed initial public offering as exhibits to the Registration Statement promptly upon completion of negotiations relating to such agreements.

2.	Comment:

The staff notes your response to our previous comment concerning the inclusion of the Rule 512(a) undertakings. However, inasmuch as the common stock and warrants which comprise the units do not begin trading immediately but only at some point in the future after the occurrence of certain events, the staff continues to believe that the Rule 512(a) undertakings should be provided. Please revise.

Response: The Company has complied with this comment. See page II-4 of Amendment No. 2.

Prospectus Summary, page 1

3.	Comment:

We note the disclosure on page one and throughout the prospectus pointing to the significance of Mr. Gross’ involvement in the process of locating a business combination target for the company based upon his business experience. In particular, we note Mr. Gross’ experience with Apollo Management, L.P. in locating business opportunities in the United States and Western Europe. Given Mr. Gross’ continued involvement, either directly or indirectly, in such entities and the business plan of the company to seek business combination targets in the same locations, it appears to the staff that: (i) there are actual as well as potential conflict of interests resulting from Mr. Gross’ involvement with both the company and the Apollo Management entities which need to be discussed in detail (including, as applicable any policies or procedures by which Mr. Gross will prioritize his obligations to the company and the Apollo Management entities, respectively); and (ii) Mr. Gross, in his work on behalf of the Apollo Management entities is simultaneously evaluating potential business combination targets for the company, which such contacts and/or consideration should be disclosed and discussed in adequate detail. Please revise or advise.

Response: Please note that on July 31, 2006 Mr. Gross resigned as chairman of the board of directors of Apollo Investment Corporation and, as a result, is no longer is affiliated with Apollo Investment Corporation nor Apollo Management, L.P. See pages 1, 40 and 54 of Amendment No. 2. However, in July 2006, Mr. Gross became the co-chairman of Magnetar Financial, LLC, a multi-strategy investment manager, and a senior partner in Magnetar Capital Partners, L.P., the holding company for Magnetar Financial, LLC. He was also appointed as the chief investment officer for Magnetar Financial, LLC’s credit and private investment business. See pages 1, 40 and 54 of Amendment No. 2. In light of such fact and in response to the Staff’s comment, the Company has added disclosure in Amendment No. 2. regarding the potential

August 1, 2006

conflicts of interests that may result from Mr. Gross’ roles with such entities. See pages 20, 57, 58, 61 and 62 of Amendment No. 2.

4.	Comment:

The staff notes that the company is obligated to consummate its initial acquisition with an entity or entities whose fair value is equal to at least 80% of the “balance in the trust account” as opposed to the “net assets” of the company. Please provide a discussion to clarify any differences between the two terms.

Response: The Company has revised the disclosure accordingly. See page 43 of Amendment No. 2.

5.	Comment:

Please expand the discussion in the last full paragraph on page 6 to clarify the sale restrictions imposed on Marathon Investors, LLC to the extent there are restrictions in addition to those set forth in the warrant purchase documents (e.g., those restrictions set forth in the Ken Worm letter, dated January 21, 2000).

Response: The Company has revised the disclosure accordingly. See pages 5, 6, 59, 65 and 66 of Amendment No. 2. In addition, please be advised that the Company’s initial stockholders have elected to relinquish their rights to the warrants included in the units, each consisting of one share of the Company’s common stock and one warrant exercisable for an addition share of the Company’s common stock, issued by the Company in connection with its formation. See page 62 of Amendment No. 2.

August 1, 2006

Risk Factors, page 14

6.	Comment:

Expand the disclosure in the fifth risk factor to provide that waivers obtained by the company may be held to be unenforceable by operation of law.

Response: The Company has revised the disclosure accordingly. See page 16 of Amendment No. 2.

7.	Comment:

In the new risk factor concerning the exercise of warrants on page 23, add disclosure to discuss, as applicable, any differences in the treatment of the warrants purchased by the existing stockholders from those purchased by the public stockholders.

Response: The Company has added a cross-reference to disclosure contained elsewhere in the Registration Statement that fully describes the differences between the warrants to be held by the existing stockholders of the Company and those that will be purchased by investors in the Company’s proposed initial public offering. See page 24 of Amendment No. 2.

Marathon Acquisition Corp. – Amendment No. 1 to Form S-1 – Accounting Comments

Note 3 – Proposed Public Offering, page F-9

8.	Comment:

We have reviewed your response to prior comment 32 regarding the offer and sale of the warrants and the securities underlying the warrants. However, paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classifications will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).

Please tell us how you have considered this guidance in EITF 00-19 in your proposed accounting for your warrants. It is not clear if your warrant agreement explicitly specifies the circumstances under which net cash settlement would be permitted or required or if it states you have no obligation to settle the warrant in the absence of an effective registration statement and that the warrants can expire unexercised or unredeemed.

August 1, 2006

Response: Please be advised that the warrant agreement, which has been filed as Exhibit 4.4 to Amendment No. 2 (the “Warrant Agreement”), pertaining to the warrants (the “Warrants”) included in the units to be issued by the Company in connection with its proposed initial public offering explicitly states that the Company has no obligation to settle the Warrants (i) in the absence of an effective registration statement or (ii) if a current prospectus relating to the Warrants is not available and that the Warrants can expire unexercised or unredeemed. In this regard, Section 2.03(c) of Warrant Agreement states the following:

“In the event that a registration statement with respect to the Shares underlying the Warrant is not effective under the Securities Act or Prospectus is not available for delivery by the Warrant Agent, the holder of the such Warrant shall not be entitled to exercise such Warrant. Notwithstanding anything to the contrary in this Warrant Agreement, under no circumstances will the Company be required to net cash settle the Warrant exercise. As a result of this subsection 2.03(c) any or all of the Warrants may expire unexercised.”

Therefore, the Company has overcome the presumption of net cash settlement implied by, and stated in, paragraphs 14 and 17 of EITF 00-19, respectively.

Furthermore, the Company has notified potential investors that the Warrants may be deprived of any value if the common stock underlying the Warrants is not registered with the SEC or if the prospectus relating to the common stock underlying the Warrants is not current, thereby diminishing any value that could be ascribed to the Warrants. See page 67 of Amendment No. 2.

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If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805 or the undersigned at (202) 383-0218.

  /s/   Cynthia M. Krus

Cynthia M. Krus